Exhibit 4.6

Gold City Industries Ltd.

Suite 550 – 580 Hornby Street, Vancouver, BC  V6C 3B6

telephone: (604) 682-7677  fax: (604) 642-6577

email: info@gold-city.net    Website: www.gold-city.net

September 23, 2002

John Kemp

Box 866

Grand Forks, BC V0H 1H0

Dear John:

Re:

Letter Agreement to Acquire the JD Mineral Claims, Greenwood, B.C.

This letter confirms that Gold City Industries Ltd. is prepared to enter into an option agreement to acquire 100 % interest in the JD mineral claims (the “Property”) located about 8 kilometres east of Greenwood, BC, owned by Don Hairsine, George Nakade and John Kemp (the “Vendors”), subject to a 2.5 % net smelter return (“NSR”) royalty. The Property is listed in attached Schedule A.  Proposed terms are as follow:

1.

Gold City will make cash and share payments and carry out work as follows:

Date	Cash ($)	Cum. Cash ($)	Shares	Cum. Shares	Work Program ($)	Cum Work Program ($)
Upon TSX-V Approval and completion of due diligence (60 days)	7,500	7,500	75,000	75,000
Within 12 months of TSX-V approval	22,500	30,000	75,000	150,000	50,000	50,000
Within 24 months of TSX-V approval	22,500	52,500	45,000	195,000	50,000	100,000
Within 36 months of TSX-V approval	22,500	75,000	45,000	240,000	50,000	150,000
Within 48 months of TSX-V approval	22,500	97,500	60,000	300,000	100,000	250,000
Total		97,500		300,000		250,000

2.

The Vendors will receive a 2.5% NSR royalty to be capped at $2,500,000;

3.

Gold City will have the right, after it has exercised the option to acquire the Property, to purchase the 2.5% NSR royalty from the Vendors for $1,500,000 in increments of 0.5%, at $300,000 per increment, at any time within 5 years of Gold City exercising its option to acquire the property;

4.

Gold City will have the right, but not the obligation to accelerate the payments in cash and shares, and accelerate the work program to permit Gold City to exercise its option to acquire the Property at an earlier date;

5.

Gold City will have the right to return the Property to the Vendors at any time with a minimum of two years assessment on the Property;

6.

The Vendors will have reasonable access to the Property and reports regarding the Property;

7.

Gold City will maintain the Property in good standing during the option period;

8.

If a formal agreement is required in the future, all parties agree to work diligently to prepare it;

9.

The agreement does not include the industrial mineral that is being processed on the Property for Roxul (West) Inc. or the production quarry by Rainbows and Sunshine Holdings Ltd.

This letter agreement will be subject to approval by Gold City’s board of directors, regulatory approval and due diligence.

If you are in agreement with the terms of this letter agreement please sign as indicated below.

Yours truly,

GOLD CITY INDUSTRIES LTD.

/s/ Fred Sveinson

Fred Sveinson, P.Eng.

President and CEO

Agreed to this 27th day of September, 2002

/s/ John Kemp

John Kemp

/s/ Don Hairsine

Don Hairsine

/s/ George Nakade

George Nakade